Exhibit 7

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2025 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2025 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2025 Annual Report, as amended to date.

Republic of Colombia

Internal Security

On September 30, 2026, the Colombian Attorney General’s Office and U.S. Homeland Security Investigations (HSI) signed an agreement to create a joint unit against transnational crime. The joint unit is designed to strengthen bilateral cooperation in intelligence sharing, judicial investigations, and operational strategies to dismantle transnational organized crime.

On October 3, 2026, President Abelardo De La Espriella reported security operation results from the preceding 24 hours, including 55 arrests, the seizure of 1,011 kilograms of cocaine, 24 firearms and Ps. 675 million in cash, the destruction of seven drug laboratories, and the neutralization of a member of the FARC dissident group (Structure 30) during a joint Navy and Army operation in Arenal, El Charco (Nariño).

On October 5, 2026, in a joint operation involving the National Army, the Aerospace Force, the National Police, and the Attorney General’s Office, Colombian Security Forces captured Wilmar Elías Zuleta Pulgarín, known by the alias “Lobo,” and his partner, known by the alias “Samanta,” in Antioquia. Zuleta Pulgarín, identified as one of the leaders of Structure 36 of the FARC dissidents under the command of alias “Calarcá”, was arrested for offences including extortion, kidnapping, homicide, forced displacement, and attacks against the security forces in northern Antioquia.

On October 8, 2026, President De La Espriella announced the cumulative operational results of the Armed Forces since he took office on August 7, 2026, which included 32,029 arrests, 135,515 kilograms of narcotics seized, and 3,414 firearms confiscated. Notable operations included the arrests of Clan del Golfo members in Meta and Antioquia, the captures of FARC dissidents in Caquetá, the interception of 32 packages of illegal substances in Vichada, and the dismantling of five coca paste laboratories.

On October 9, 2026, Colombian security forces captured Yovannys Chaverra Vargas, known as alias “Niño Potro,” in Nuquí, Chocó. Chaverra Vargas, an alleged leader of the Clan del Golfo wanted on charges related to transnational drug trafficking, was arrested pursuant to an extradition request issued by the United States District Court for the Eastern District of Texas on charges of drug trafficking and criminal conspiracy.

On October 12, 2026, President De La Espriella held a telephone conversation with U.S. Secretary of State Marco Rubio to discuss bilateral relations, security cooperation, and regional stability, highlighting mutual support and strategic partnership between Colombia and the United States.

On October 13, 2026, the Ministry of the Interior issued Decree 1525, updating the protocol for public demonstrations and police operations. The decree modifies Decree 003 of 2021 by establishing a five-tier framework for institutional action and allowing immediate police intervention against individuals committing acts of violence or maintaining road blockades without requiring prior dialogue.

Corruption Investigations

On September 30, 2026, the Attorney General’s Office revealed that the Mixed Fund for the Promotion of Infrastructure, Integral Development and Social Management (Fondo Mixto “Sierra Nevada”) was allegedly used to improperly direct royalty-funded contracts valued at approximately Ps. 3.2 trillion. The investigation led to judicial measures, including pretrial detention in prison facilities, against eight individuals associated with the fund’s management and contract allocation schemes.

On October 1, 2026, the Attorney General’s Office imposed precautionary measures for asset forfeiture linked to six individuals investigated in connection with the corruption scheme at the National Unit for Disaster Risk Management (the “UNGRD”).

On October 9, 2026, the Attorney General’s Office filed formal corruption charges against the current mayor and a former mayor of Ataco, Tolima, as well as a private contractor, regarding alleged procurement irregularities in a basic sanitation project valued at over Ps. 21.6 billion, financed through the General Royalty System.

On October 12, 2026, a court convicted a former official of the National Development Fund (“FONADE”) for favoring a specific proposal in an audit and supervision contract valued at over Ps. 16.0 billion. The judicial decision forms part of broader legal proceedings that have resulted in convictions of 13 other individuals, including public servants and two former senators.

On October 14, 2026, the Attorney General’s Office expanded corruption charges against Gustavo Bolaños Pastrana, founder of the Association of Municipalities of the Caribbean, for the alleged steering of 23 additional royalty-funded contracts. With this expansion, the ongoing investigation encompasses a total of 101 contracts valued at Ps. 496.0 billion.

Economic Policy, Public Finance, and Infrastructure

On October 6, 2026, the Government issued Decree 1490, amending Decree 2555 of 2010 to remove the 30% global cap on foreign asset investments for mandatory pension funds. The measure aims to optimize the risk-return profile of pension portfolios and enhance asset diversification options for Pension Fund Administrators.

On October 6, 2026, the Government issued Decree 1491, introducing regulatory measures to strengthen energy supply reliability during the 2026–2027 El Niño phenomenon. The decree permits thermal power plants, under their classification as Non-Intermediary Individual Large Consumers of diesel fuel, to source liquid fuels from multiple wholesale distributors in the event of operational or logistical supply constraints.

On October 6, 2026, the Government issued Decree 1493, regulating temporary utility subsidies for water, sewage, and waste management services covering up to six monthly billing cycles for Socioeconomic Strata 1, 2, and 3 households registered in the Official Disaster Victims Register following declared disasters.

On October 7, 2026 President De La Espriella announced the formal establishment and launch of Fondo Milagro, a reconstruction fund capitalized with an initial Ps. 1.0 trillion to manage public and private resources for infrastructure, housing, health, and education recovery following the August 10, 2026 earthquake. Managed by Jaime Uribe, the fund will operate under a board of directors comprising private sector leaders and government representatives.

On October 12, 2026, President De La Espriella sent an urgent message to Congress requesting the expedited approval of a Ps. 1.2 trillion budget reallocation within the 2026 national budget to mitigate power rationing risks and prevent potential blackouts stemming from the El Niño phenomenon.

On October 16, 2026, Minister of Foreign Affairs Omar Bula Escobar concluded a four-day official visit to Israel, culminating in a high-level meeting with President Isaac Herzog to formalize the re-establishment of diplomatic relations following the Government’s decision of August 11, 2026. Key outcomes of the visit included the official inauguration of the Embassy of Colombia in Jerusalem, the reinstatement of reciprocal visa exemption for tourism, and agreements to reactivate bilateral cooperation in security, defense, trade, investment, innovation, artificial intelligence, agriculture, and water management.

On October 23, 2026, President De La Espriella announced the signing of Decree 1585, which aims to reduce public spending by Ps. 13.8 trillion in 2026. The measure involves three main components: a Ps. 3 trillion reduction in operating expenses, primarily through cuts to service contracts and the elimination of unnecessary purchases; a Ps. 4 trillion reduction in debt service, attributed to a more favorable exchange rate; and a Ps. 6.8 trillion reduction in procurement expenditures that will not be executed or that, according to the President, do not align with national priorities.

Economy

Gross Domestic Product

According to preliminary figures, in the second quarter of 2026, real GDP grew 3.5% in relation to the same period of 2025. The economic activities that contributed most to this growth were public administration and defense, retail, and entertainment.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2021 to August 2026, according to the methodology adopted by the National Department of Statistics of Colombia (“DANE”):

National Monthly Average Unemployment Rates

	2021	2022	2023	2024	2025	2026
January	17.6%	14.6%	13.7%	12.7%	11.6%	10.9%
February	15.6%	12.9%	11.4%	11.7%	10.3%	9.2%
March	14.7%	12.1%	10.0%	11.3%	9.6%	8.8%
April	15.5%	11.2%	10.7%	10.6%	8.8%	8.8%
May	15.2%	10.6%	10.5%	10.3%	9.0%	8.0%
June	14.6%	11.3%	9.3%	10.3%	8.6%	8.0%
July	13.1%	11.0%	9.6%	9.9%	8.8%	8.1%
August	12.9%	10.6%	9.3%	9.7%	8.6%	9.4%
September	12.0%	10.7%	9.3%	9.1%	8.2%	N/A
October	12.0%	9.7%	9.2%	9.1%	8.2%	N/A
November	11.5%	9.5%	9.0%	8.2%	7.0%	N/A
December	11.1%	10.3%	10.0%	9.1%	8.0%	N/A

Notes:

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

N/A = not available.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated in 2025 and 2026:

National Quarterly Employment Rates by Sector

	First Quarter 2025	Second Quarter 2025	Third Quarter 2025	Fourth Quarter 2025	First Quarter 2026	Second Quarter 2026
Agriculture, fishing, hunting and forestry	14.6%	14.1%	13.9%	14.2%	13.5%	13.6%
Mining and quarrying	1.3%	1.3%	1.1%	1.5%	1.4%	1.4%
Manufacturing	10.9%	10.9%	11.0%	11.0%	10.8%	10.7%
Electricity, gas and water supply	1.3%	1.3%	1.4%	1.2%	1.3%	1.3%
Construction	6.9%	6.5%	6.9%	6.6%	7.0%	6.8%
Retail, hotels and restaurants	25.2%	25.0%	24.6%	24.9%	24.5%	24.8%
Transport, storage and communications	9.3%	9.3%	9.4%	9.3%	9.3%	9.2%
Financial intermediation	1.8%	1.8%	1.9%	1.8%	2.1%	1.8%
Real estate, renting and business activities	8.9%	9.0%	8.9%	9.0%	9.3%	9.2%
Community, social and personal services	19.9%	20.6%	20.8%	20.5%	20.8%	21.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

On October 20, 2026, Congress approved the General National Budget (Presupuesto General de la Nación) for fiscal year 2027 totaling Ps. 634.9 trillion.

On October 22, 2026, the Government issued Executive Decree 1599 of 2026 enacting the General National Budget for fiscal year 2027 in the total amount of Ps. 634.95 trillion. The Government invoked Article 59 of the Organic Budget Statute (Estatuto Orgánico del Presupuesto) to adopt the proposed budget text, incorporating the modifications approved during the first legislative debate, after Congress failed to reconcile a procedural disagreement on a single article prior to statutory deadlines. Under the enacted budget text, total expenditure was allocated as follows: Ps. 391.38 trillion for operating expenses, Ps. 155.43 trillion for public debt service, and Ps. 88.14 trillion for public investment.

Foreign Trade and Balance of Payments

Balance of Payments

During the six-month period ended June 30, 2026, the country’s balance of payments current account registered a deficit of U.S.$5,981 million, U.S.$1,854 million higher than the deficit recorded in the same period of 2025. As a proportion of semi-annual GDP, the deficit is estimated at 2.3%, 0.3 percentage points (pp) higher than the estimated figure for the same period in 2025, mainly due to dollar-denominated growth of the current account deficit (0.8 pp), and partially offset by the effect of the appreciation of the Colombian peso against the U.S. dollar on the measurement of nominal GDP in dollars (0.3 pp) and by the effect of nominal GDP growth in pesos (0.2 pp).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the years and periods indicated:

Merchandise Exports to Major Trading Partners

	2021(1)	2022(1)	2023(1)	2024(1)	2025(1)	Eight-month period ended August 31, 2026
United States	26.5%	26.1%	26.7%	28.9%	29.6%	28.3%
Venezuela	0.8%	1.1%	1.4%	2.0%	2.1%	2.2%
Mexico	2.9%	3.1%	3.8%	3.9%	3.2%	3.5%
China	8.8%	3.8%	5.0%	4.8%	3.3%	2.1%
Netherlands	2.4%	4.7%	4.1%	3.1%	3.7%	3.6%
Ecuador	4.2%	3.3%	4.0%	3.9%	3.7%	2.3%
Panama	5.8%	10.3%	9.4%	8.7%	7.3%	8.7%
Spain	1.7%	2.6%	2.3%	1.5%	1.6%	1.6%
Dominican Republic	1.1%	1.6%	1.2%	1.3%	1.2%	1.2%
Chile	2.6%	2.8%	2.1%	2.1%	2.0%	1.8%
Peru	2.6%	1.9%	2.3%	2.4%	3.1%	3.4%
Brazil	5.0%	4.1%	3.8%	3.9%	3.8%	3.9%
India	5.4%	4.0%	4.8%	5.4%	4.3%	4.6%
United Kingdom	1.1%	1.1%	0.9%	1.0%	1.2%	1.1%
Switzerland	0.4%	0.2%	0.2%	0.4%	0.7%	0.4%
Turkey	3.1%	4.0%	1.7%	1.6%	0.8%	1.2%
Canada	1.7%	2.0%	1.4%	1.3%	3.3%	4.2%
Others	24.0%	23.3%	25.0%	23.8%	25.0%	25.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2021(2)	2022(2)	2023(2)	2024(2)	2025(2)	Six-month period ended June 30, 2026(2)
United States	23.6%	25.1%	25.6%	25.7%	22.8%	22.7%
Mexico	6.5%	5.6%	5.0%	5.2%	5.1%	5.0%
China	23.1%	23.2%	21.6%	24.5%	27.3%	28.6%
France	2.5%	3.4%	3.4%	1.9%	1.4%	1.1%
India	2.2%	2.1%	2.2%	2.3%	2.5%	2.5%
South Korea	1.5%	1.3%	1.4%	1.5%	2.0%	2.2%
Germany	3.5%	3.1%	3.8%	3.4%	3.4%	3.4%
Brazil	5.7%	7.0%	6.3%	5.2%	5.0%	5.1%
Argentina	2.1%	2.1%	2.2%	1.5%	1.4%	1.4%
Japan	2.1%	1.8%	2.1%	2.2%	2.4%	2.4%
Spain	2.1%	1.8%	2.0%	1.8%	1.8%	1.5%
Italy	1.5%	1.6%	1.8%	1.7%	1.7%	1.8%
Canada	1.6%	1.6%	1.6%	1.6%	1.4%	1.4%
Others	22.0%	20.3%	21.0%	21.4%	22.0%	20.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Corresponds to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the eight-month period ended August 31, 2026, Colombia’s three major export partners (FOB) were the United States, Panama and India, representing 28.3%, 8.7% and 4.6% of Colombia’s total exports during such period, respectively.

During the six-month period ended June 30, 2026, Colombia’s three major import partners (FOB) were China, the United States and Brazil, representing 28.6%, 22.7% and 5.1% of Colombia’s total imports during such period, respectively.

Monetary System

Interest Rates and Inflation

On September 30, 2026, the Banco de la República decided to increase the discount rate by 25 basis points to 12.25%.

The 12-month change in the Consumer Price Index (“CPI”) as of September 30, 2026 was 6.29%.

As of September 30, 2026, the year-over-year Producer Price Index (“PPI”) increased by 2.20% compared to September 30, 2025, according to preliminary data, mainly due to an increase in prices in the Mining sector (6.38%) and the Agriculture, Livestock, and Fisheries sector (4.57%).

As of September 30, 2026, the monthly Fixed Term Deposit rate (“DTF”) was 10.25%.

The following table shows changes in the CPI and the PPI and the average DTF rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)
2026
January	5.4	(2.0)	9.0
February	5.3	(0.3)	9.5
March	5.6	5.0	9.8
April	5.7	4.8	10.1
May	5.8	6.8	10.0
June	6.1	3.3	10.0
July	6.0	1.6	10.2
August	6.2	0.6	10.2
September	6.3	2.2	10.3

(1)	Percentage change over the previous 12 months as of the end of each month indicated.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2026
January	3,697.84	3,670.47	115.54
February	3,672.62	3,766.30	115.07
March	3,717.31	3,669.96	114.50
April	3,613.54	3,621.86	113.45
May	3,718.27	3,678.15	118.17
June	3,504.64	3,443.59	110.81
July	3,272.01	3,132.42	103.80
August	3,126.78	3,202.79	100.65
September	3,181.68	3,341.23	N/A

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. Beginning in May 2015, the base for the Real Exchange Rate Index is 2010. The producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 are based on new methodology described above.

(3)	The Real Exchange Rate Index figures for 2026 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of September 30, 2026, gross international reserves increased by U.S.$1,401 million compared to September 30, 2025, reaching a total of U.S.$67,251 million.

As of October 15, 2026, the General Directorate of Public Credit and National Treasury had no active positions in swaps or forward contracts over foreign exchange.

Public Sector Debt

General

As of August 31, 2026, Central Government gross debt totaled Ps. 1,169,059 billion, equivalent to 60.6% of GDP, of which internal debt totaled Ps. 919,538 billion (47.7% of GDP) and external debt totaled Ps. 249,522 billion (12.9% of GDP).

Public Sector Internal Debt

As of August 31, 2026, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 881,624,879 million, compared to Ps. 748,978,752 million as of August 31, 2025.

The following table shows the direct internal funded debt of the Central Government as of the provided periods, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	As of August 31, 2026	As of August 31, 2025
	(In millions of Ps.)
Treasury Bonds	748,008,759	626,596,549
Treasury Bonds (short term)	52,625,225	41,727,589
Pension Bonds	2,271,487	3,110,279
Peace Bonds	708	709
Constant Value Bonds	1,158,269	1,269,976
Others(1)	1,855,333	1,883,891
Security Bonds	0	0
Treasury Notes	65,963,393	64,648,055
Solidarity Notes	9,741,703	9,741,703

Total	881,624,879	748,978,752

Totals may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of August 31, 2025	As of August 31, 2026
	(In millions of U.S. dollars)
Central Government	80,483	77,908
Public Entities(2)
Guaranteed	1,575	2,353
Non-Guaranteed	27,433	30,483

Total External Funded Debt	109,492	110,743

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of August 31, 2026 and August 31, 2025, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of August 31, 2025	As of August 31, 2026
	(In millions of U.S. dollars)
Multilaterals	32,908	33,591
IADB	11,572	11,617
World Bank	16,487	16,969
Others	4,849	5,006
Commercial Banks	7,270	8,161
Export Credit Institutions	2,178	2,473
Bonds	61,907	60,918
Foreign Governments	5,229	5,491
Suppliers	0	0
Leasing Companies	0	109

Total	109,492	110,743

Totals may differ due to rounding.

(1)	Provisional; subject to revision. Debt with an original maturity of more than one year.

Source: Debt Database—Ministry of Finance

Tables and Supplementary Information

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of September 18, 2026(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	183
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	102
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,101
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,020
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	1,874
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	910
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	1,399
5.200% Global Bonds 2049	2019	2049	USD	2,800	1,463
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,170
3.125% Global Bonds 2031	2020	2031	USD	2,540	1,999
4.125% Global Bonds 2051	2020	2051	USD	1,500	580
3.250% Global Bonds 2032	2021	2032	USD	2,000	1,440
4.125% Global Bonds 2042	2021	2042	USD	1,000	159
3.875% Global Bonds 2061	2021	2061	USD	1,300	347
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	730
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	425
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	732
7.375% Global Bonds 2030	2025	2030	USD	1,900	1,900
8.500% Global Bonds 2035	2025	2035	USD	1,900	348
3.750% Global Bonds 2028	2025	2028	EUR	1,450	1,665
5.000% Global Bonds 2032	2025	2032	EUR	1,450	1,665
5.625% Global Bonds 2036	2025	2036	EUR	1,200	1,378
4.500% Global Bonds 2030	2025	2030	EUR	500	574
5.750% Global Bonds 2034	2025	2034	EUR	700	804
6.500% Global Bonds 2038	2025	2038	EUR	800	919
5.375% Global Bonds 2029	2026	2029	USD	2,000	2,000
6.125% Global Bonds 2031	2026	2031	USD	1,475	1,475
6.500% Global Bonds 2033	2026	2033	USD	1,475	1,475
Total					39,564

Aggregate amounts may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)

Principal amount outstanding on September 18, 2026 was converted to U.S. dollars at the corresponding exchange rate on September 18, 2026 (COP/USD = Ps. 3,178.75 / U.S.$1.00; USD/EUR = U.S.$1.1486 / €1.00).

(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of August 31, 2026
			(millions of U.S. dollars)
World Bank	Various	Various	16,969
IADB	Various	Various	11,617
Others	Various	Various	5,006
Total			33,591

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks(1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Outstanding as of August 31, 2026(2)
Commercial Bank Loans	Various	Various	Various	Various	8,161
Export Credits	2%-7.75%	Various	Various	USD, EUR	2,473
Governments	0%-4.83%	Various	Various	USD, EUR	256
Total					10,890
Total Outstanding Long-Term Direct External Debt					60,918

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

(2)	Amount in millions of U.S. dollars.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of August 31, 2026
		(millions of U.S. dollars)
Non-Financial Public Sector:
BOGOTA DISTRITO CAPITAL	19	1,417	1,436
DEPARTAMENTO DE ANTIOQUIA	19	18	36
E.P.M. DE MEDELLIN	161	5,612	5,773
ECOPETROL	0	17,445	17,445
ICETEX	415	96	510
REFICAR	0	764	764
ESP GECELCA S.A. ESP.	0	70	70
EMPOPASTO S.A. ESP	12	0	12
TGI S.A. ESP	0	715	715
OLEDUCTO CENTRAL S.A.	0	400	400
FIDUPREVISORA	48	0	48
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	2,182	2,182
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	74	0	74
DISTRITO BARRANQUILLA	100	776	876
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S	0	283	283
DISTRITO DE MEDELLIN	0	83	83
ESSA	0	41	41
EMPRESA METRO DE BOGOTA S.A.	754	0	754
E.A.A.B. ESP	0	119	119
SATENA	0	109	109
FDN	52	0	52
Total Non-Financial Public Sector:	1,654	30,459	32,113
Financial Public Sector:
BANCOLDEX	325	0	325
FINDETER	374	24	398
Total Financial Public Sector:	699	24	723

TOTAL:	2,353	30,483	32,836

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.
(2)	Subject to revision.

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of August 31, 2026
			(millions of pesos)
Treasury Bonds	Various	Various	800,633,985
Pension Bonds	Various	Various	2,271,487
Peace Bonds	Various	Various	708
Constant Value Bonds	Various	Various	1,158,269
Security Bonds	Various	Various	0
Other Bonds	Various	Various	40,891
Other	Various	Various	1,814,442
Treasury Promissory Notes	Various	Various	65,963,393
Solidarity Instruments	Various	Various	9,741,703
Single National Account	Various	Various	30,942,129
No Single National Account	Various	Various	10,400,458
Total			922,967,465

Totals may differ due to rounding.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding as of August 31, 2026(2)
(thousands of U.S. dollars)
Bogota Distrito Capital	19,111
Departamento de Antioquia	18,808
Consorcio Fondo DIAN para Colombia 2020	74,088
Distrito Barranquilla	100,000
Empresa Metro de Bogota S.A.	1,409,898
Empresas Públicas de Medellín (EPM)	161,268
ICETEX	414,530
GECELCA S.A. E.S.P.	109,273
Empopasto S.A. E.S.P.	11,812
Fiduprevisora	85,082
BANCOLDEX	325,391
FINDETER	376,144
FDN	51,500
Total	3,156,904

(1)	Medium- and long-term indebtedness. As of August 31, 2026, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on August 31, 2026 was converted to U.S. dollars at the corresponding exchange rate on August 31, 2026 (COP/USD = Ps. 3,202.79 / U.S.$1.00).

Source: Ministry of Finance.